Part III, Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

  i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

  ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

  iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

  iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

  v. whether an order type is eligible for routing to other Trading Centers;

  vi. the time-in-force instructions that can be used or not used with each order type;

  vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

  viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

MOON only supports limit orders. These orders may be entered with (i) reserve quantity instructions and (ii) Time-in-Force ("TIF") instructions such as Immediate or Cancel ("IOC"), Good Until Expiration ("GTX"), or Good to Cancel ("GTC"). Orders are executed in price/time priority at the posted order's displayed price.

For reserve orders, GTX and GTC orders may be entered with a display size, smaller than the full order size. Upon an execution at the displayed size, the order is subsequently refreshed from the reserve quantity (undisplayed quantity) until exhausted. These orders lose time priority, meaning each 'refresh' from the reserve quantity receives a new timestamp.

IOC orders can remove liquidity on entry. Any remaining quantity after the execution will be canceled. GTX and GTC orders can remove liquidity on entry, if there is a matching order already on the book. If there is no execution upon entry, or if there is a remaining quantity after the initial execution, GTX and GTC orders will subsequently post. GTX and GTC orders function identically except for how the remaining unexecuted quantity closes out and is communicated back to the Subscriber. For GTX orders, any remaining unexecuted quantity will expire at the close of the overnight trading session, with notice of the expiration sent to the Subscriber. For GTC orders, any remaining unexecuted quantity will be automatically cancelled back to the Subscriber at the close of the overnight trading session.

Any IOC, GTX, or GTC orders received outside the MOON operating hours are rejected. IOC orders entered between 7:30 P.M. to 8:00 P.M. E.T. are rejected. GTX and GTC orders entered between 7:30 P.M. and 8:00 P.M. E.T. are inactive until 8:00 P.M. E.T. Trading begins at 8:00 P.M. E.T.

Because there is no NBBO during the overnight session, the ATS calculates a consolidated best bid and offer ("CBBO"). The CBBO consists of MOON top of book data and top of book data from any external market center from which MOON receives market data. The CBBO serves as the best available bid and ask prices for matching and routing orders on the ATS. The ATS will match a subscriber's order with the best priced order on MOON or improve upon the Subscriber's order price. Alternatively, OTC Link will route a subscriber's order to an external market center displaying a better price than MOON.

Actual trade prices executed during overnight sessions are based on the CBBO at the time of the trade based on price/time priority. See Part III, Item 16 for more information on routing.

MOON does not accept amendments/modifications to orders. Instead, orders can be cancelled/replaced, generating a new order ID and timestamp. GTX and GTC orders can be canceled/replaced by the Subscriber for price, size, and/or display size. Cancelled/Replaced orders receive a new order ID and new timestamp (i.e., order loses its original priority in the order book).

Orders may also include three optional execution instructions: 1) Post Only, 2) IOC after

Cancel/Replace or 3) Self-Trade Prevention.

1) Post-Only orders are only possible with GTX and GTC TIFs. Post-Only GTX and GTC orders can only post (i.e., add liquidity) and cannot remove liquidity on entry. If the order is marketable on entry, it is rejected.

2) If a GTX or GTC order with the 'IOC after Cancel/Replace' execution instruction is cancelled/replaced, the GTX or GTC order would then cancel if not immediately executed after being replaced.

3) MOON offers self-trade prevention (a.k.a. anti-internalization) that can be enabled at the Subscriber's discretion in ~~three~~ four ways (as referenced in Part III, Item 14).

A) Cancel/Reduce: When enabled, the following cancel/reduce method will be used: 1) If the size of the incoming order is less than the resting order, the incoming order will be canceled, and the resting order will be reduced by the size of the canceled incoming order; 2) If the size of the incoming order is greater than the resting order, the resting order will be canceled, and the incoming order will be reduced by the size of the canceled resting order; 3) If the size of the incoming order is the same as the resting order, both the incoming order and the resting order will be canceled. The Subscriber can use this method (i) on an order-by-order basis (ii) for all orders or (iii) for all orders during a given session.

B) Cancel Incoming: When enabled, the incoming order is cancelled and the resting order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

C) Cancel Resting: When enabled, the resting order is cancelled, and the incoming order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

D) Cancel both Incoming and Resting: Both the incoming and resting orders are cancelled, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

Orders are rejected if they contain instructions or order attributes that are not supported by MOON (e.g., invalid stock symbol, invalid TIF, post-only that locks or crosses). Orders can be canceled either by the Subscriber upon request, or automatically by the system (in the circumstances described below). There are three ways an order can be automatically canceled by the system: 1) the symbol is halted (all open orders in that symbol from all Subscribers are canceled), 2) the Subscriber's FIX session, if enabled for "cancel on disconnect," disconnects (all open orders entered via the disconnected FIX session are canceled), and 3) for open GTX and GTC orders, any remaining unexecuted quantity either expires or is automatically canceled back to the Subscriber, respectively, at the close of the overnight session.

All Subscribers have access to all order types regardless of connectivity.

Part 3, Item 14: Counter-Party Selection

a. **Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (_e.g.,_ designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?**

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers cannot select their counterparties. MOON offers self-trade prevention (a.k.a. anti-internalization) that can be enabled at the Subscriber's discretion in ~~three~~ four ways:

A) Cancel/Reduce: The Subscriber can use this method (i) on an order-by-order basis (ii) for all orders or (iii) for all orders during a given session. When enabled, the following cancel/reduce method will be used: 1) If the size of the incoming order is less than the resting order, the incoming order will be canceled, and the resting order will be reduced by the size of the canceled incoming order; 2) If the size of the incoming order is greater than the resting order, the resting order will be canceled, and the incoming order will be reduced by the size of the canceled resting order; 3) If the size of the incoming order is the same as the resting order, both the incoming order and the resting order will be canceled.

B) Cancel Incoming: When enabled, the incoming order is cancelled and the resting order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

C) Cancel Resting: When enabled, the resting order is cancelled, and the incoming order remains, regardless of the relative size of the orders. This method is only available on an order-by-order basis.

D) Cancel both Incoming and Resting: Both the incoming and resting orders are cancelled, regardless of the relative size of the orders. This method is only available on an order-by-order basis.